Status of CVR Product Sales Milestone #1 as of June 30, 2016

Capitalized terms in this document other than proper nouns have the meaning ascribed to them in the Contingent Value Rights Agreement by and between Sanofi-Aventis and American Stock Transfer & Trust Company, LLC dated as of March 30, 2011 (the “CVRA”). On May 13, 2016, American Stock Transfer & Trust Company, LLC (“AST”) tendered its resignation as trustee under the CVRA to Sanofi. As of June 30, 2016, UMB Bank, National Association has replaced AST and will serve as Successor Trustee under the CVRA.

Based upon actual sales of Lemtrada® in Qualifying Major Markets and in other markets during the respective applicable periods since the Product Launch, Product Sales Milestone #1 has not been met.